EXHIBIT 99.1

Brookfield Renewable Completes Annual Filings

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, March 01, 2022 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) and Brookfield Renewable Corporation (or together with Brookfield Renewable Partners, “Brookfield Renewable”) (NYSE, TSX: BEPC) announced today the filing of their respective 2021 annual reports, including audited financial statements for the year ended December 31, 2021, on Forms 20-F with the SEC on EDGAR as well as with Canadian securities regulatory authorities on SEDAR.

These documents are available at bep.brookfield.com (or for Brookfield Renewable Corporation, at bep.brookfield.com/bepc), on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies will be provided to unitholders and shareholders free of charge upon request.

Brookfield Renewable
Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 62,000-megawatt development pipeline. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately US$690 billion of assets under management.

Contact information:
Media:	Investors:
Kerrie McHugh	Robin Kooyman
Senior Vice President – Corporate Communications	Senior Vice President – Investor Relations
(212) 618-3469	(416) 649-8172
kerrie.mchugh@brookfield.com	robin.kooyman@brookfield.com